Calise Y. Cheng

+1 650 843 5172

ccheng@cooley.com

August 24, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn:

Joan Collopy, Special Counsel

Elizabeth Sandoe, Senior Special Counsel

Claire DeLabar, Staff Accountant

Robert Littlepage, Accounting Branch Chief

Jeff Kauten, Staff Attorney

Larry Spirgel, Office Chief

Re:	Asana, Inc. Amendment No. 4 to Draft Registration Statement on Form S-1 Submitted August 5, 2020 CIK No. 0001477720

Ladies and Gentlemen:

On behalf of Asana, Inc. (the “Company”), we are providing this letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated August 21, 2020 with respect to the Company’s amended Draft Registration Statement on Form S-1, confidentially submitted on August 5, 2020. The Company is concurrently filing a Registration Statement on Form S-1, which includes changes that reflect the responses to the Comments (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as submitted on the date hereof.

Amendment No. 4 to Draft Registration Statement on Form S-1

Plan of Distribution, page 157

1.

We note your response to prior comment 5 and your statement that the pre-opening indications will be available on the consolidated tape and NYSE market data feeds. Please clarify whether the board’s fair value determinations shared with the financial advisors and DMM will be made publicly available, and if so, how? Please also clarify when the first pre-opening indication will be first published by the DMM (After the investor day? On first day of trading?) and disclose when the information from the NYSE data feed will become publicly available.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

August 24, 2020

Page Two

The Company supplementally advises the Staff that the board’s fair value determinations shared with the financial advisors and the DMM will be publicly disclosed in a future amendment to the Registration Statement. The Company understands that the first pre-opening indication and the NYSE data feed will become publicly available on the first day of trading, and the Company has revised the disclosure on page 160 of the Registration Statement to include this information.

General

2.

We have reviewed but disagree with your responses to prior comments 6 and 7 and your supplemental response to prior comment 7 in your correspondence dated August 20, 2020. However, we note that there may be other ways to ensure compliance with Regulation M, depending on the specific facts and circumstances. For example, from our discussions on this matter we understand that you have represented that the relevant parties (including any persons acting on behalf of such parties) each will endeavor to conduct their activities in a manner that will not violate Regulation M or the other antimanipulation and antifraud provisions, such as sections 9(a) and 10(b), or Rule 10b-5.

The Company respectfully acknowledges the Staff’s Comment. With respect to the Company’s original and supplemental responses to prior comment 7 as to “whether the Company, the financial advisors, associate financial advisors, the Registered Stockholders, and any affiliated persons, each intend to rely on, and will conduct their activities in connection with the proposed direct listing within the scope of and in accordance with the Spotify Technology S.A. No-Action Letter under Regulation M (March 23, 2018) (the “Spotify Letter”),” the Company understands as stated above that the Staff disagrees with the Company’s view that the activities described in its prior responses would be “within the scope of and in accordance with” the Spotify Letter. However, as further discussed with and acknowledged by the Staff, compliance with the Spotify Letter is not required. Rather, as the Staff indicates in this Comment, the Company will endeavor, and it is the Company’s understanding that the financial advisors, the associate financial advisors, the Registered Stockholders, and any affiliated persons each will endeavor, to conduct their activities in a manner that will not violate the applicable provisions of Regulation M (to the extent that Regulation M applies to such activities) or the other anti-manipulation and antifraud provisions of the U.S. securities laws, including, for example, Sections 9(a) and 10(b) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 thereunder.

*                *                 *

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

August 24, 2020

Page Three

Please contact me at (650) 843-5172 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Calise Y. Cheng

Calise Y. Cheng

cc:

Dustin Moskovitz, Asana, Inc.

Tim Wan, Asana, Inc.

Eleanor Lacey, Asana, Inc.

David J. Segre, Cooley LLP

Jon C. Avina, Cooley LLP

Stephen J. Venuto, Orrick, Herrington & Sutcliffe LLP

William L. Hughes, Orrick, Herrington & Sutcliffe LLP

Niki Fang, Orrick, Herrington & Sutcliffe LLP

Greg Rodgers, Latham & Watkins LLP

Tad Freese, Latham & Watkins LLP

Dana Fleischman, Latham & Watkins LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com